EXHIBIT 4.9

Co-operation Agreement

(Translation)

Party A	:	Kwan Hong Electronics Company Limited

Party B	:	Dongguan Hong Xin Electronics Company Limited

Throughout the years of co-operation since 1994, both parties have developed mutual trust in each other in the areas of manufacturing productions and property premises. Now both parties after discussion agree to continue the co-operations and to the followings:

1.	Party A is guaranteed to legally use the name of and act on behalf of Party B in various legal obligations, including taxation matters, administration management and financial system etc.

2.	Party B will not participate in the management of Party A and is not responsible for any earnings or liabilities of Party A.

3.	Party B will provide Party A conditions and convenience in carrying the above-mentioned matters.

4.	During the period where Party A uses the name of and acts on behalf of Party B, Party B agrees that, Party B will not, without the approval of Party A, carry on business of same nature of Party A in the name of Party B.

5.	Party A will pay co-operation fee of RMB120,000 per annum (ONE HUNDREAD TWENTY THOUSAND RENMINBI) to Party B.

6.	This agreement is effective and valid until there is another agreement signed by both parties superseding this. Both parties agree to comprise and resolve any adequacy in this agreement on a friendly basis.

Party A: Kwan Hong Electronics	Party B: Dongguan Hong Xin

Company Limited	Electronics Company Limited

Legal representative: (Signed)	Legal representative: (Signed)

Company chop	Company chop

Date: July 1, 2004	Date: July 1, 2004